Exhibit 99.1

Aurora Cannabis to Acquire Remaining Interest in Hempco Food and Fiber Inc.

Strengthens Execution of Aurora's Global Hemp and CBD Strategy

TSX | NYSE: ACB  TSX/V: HEMP

EDMONTON, April 16, 2019 /CNW/ - Aurora Cannabis Inc. ("Aurora") (NYSE: ACB) (TSX: ACB) (Frankfurt: 21P; WKN: A1C4WM) and Hempco Food and Fiber Inc. ("Hempco") (TSX-V: HEMP) today announced that the companies have entered into a binding letter agreement (the "Letter Agreement") in regard to the basic terms and conditions upon which Aurora will acquire all of the issued and outstanding common shares of Hempco ("Hempco Shares") not already owned by Aurora. In consideration of the transaction, Aurora has agreed to pay $1.04 per Hempco Share, payable in common shares of Aurora ("Aurora Shares"), reflecting a valuation of approximately C$63.4 million on a fully diluted basis.

Strategic Rationale

For more than 12 years Hempco has been a trusted and respected pioneer, innovator and provider of quality, hemp-based foods, hemp fiber and hemp nutraceuticals. Hempco produces and markets the brands PLANET HEMP™ and PRAISE, hemp-based foods and nutritional supplements for people and animals. Hempco has developed multiple international distribution channels, selling through highly visible platforms, such as Amazon.com, Well.ca and Metro Inc. Through its combined hemp assets, Aurora is well positioned to drive growth through the sale of hemp products to more than 100 countries around the globe.

Hempco is in the process of commissioning production at its new, state-of-the-art Nisku facility, a 56,000 square foot, 2.9 million kg per year hemp processing facility. The Nisku facility adds further processing capacity, while at the same time enabling the company to expand its product portfolio across different industry verticals.

Hempco provides Aurora with low-cost, high-volume access to raw material (hemp) for the extraction of CBD, which has been increasingly recognized for its therapeutic benefits across a wide range of medical indications and wellness applications. Aurora identified this potential early on, completing its first investment in Hempco in 2017, and has subsequently expanded its hemp-based infrastructure through the acquisitions of Agropro, Europe's largest producer of organic hemp and hemp-based products, Borela and ICC Labs. The full integration of Hempco into this infrastructure adds further capacity, brands and distribution channels to capitalize on the global CBD wellness opportunity, which is anticipated to grow to $22 billion by 20221.

Furthermore, Hempco delivers additional differentiation in the industrial hemp market, with a range of hemp and hemp-based derivative products. These products fuel a global market that offers more sustainable alternatives in production and processing for the textiles, agriculture and agri-food and nutraceutical industries. The industrial hemp market is expected to reach US $10.6 billion by 20252.

With Aurora's growing portfolio of hemp-focused brands and commitment to innovation in product development and industry research, the company's acquisition of Hempco Shares is leveraging its substantial early mover advantage to meet and lead response to global demand for both hemp and CBD products.

Management Commentary

"This transaction will enable us to fully integrate Hempco and its new Nisku processing facility into Aurora's global hemp operations including Agropro, Borela and ICC," said Terry Booth, CEO of Aurora. "Our goal is to strengthen our CBD-from-hemp supply chain as well as our hemp business of hemp-based superfoods, nutraceuticals and fibers. With vertical integration, product innovation expertise, and global reach, we are well positioned to extend our market share in these potential multibillion-dollar industries. We look forward to executing with the Hempco team on our global hemp and CBD strategy, and we invite the Hempco shareholders to join us on this exciting journey."

Joel Watson, Chairman of Hempco, added: "The assets, capabilities, networks and resources that Aurora can mobilize to drive and accelerate growth once Hempco is fully integrated will, we believe, result in significant long-term value for Hempco shareholders, and consequently our board recommends this transaction be approved at our upcoming special meeting."

Transaction Details

Hempco's Board of Directors have determined that the proposed Transaction is in the best interest of shareholders, having taken into account advice from its financial advisor and the recommendation of the special committee of the Board of Directors, and have approved the Transaction. Hempco's Board of Directors recommend that their shareholders vote in favour of the Transaction.

Under the terms of the Letter Agreement, the proposed Transaction is expected to be effected by way of a court approved plan of arrangement under the Business Corporations Act (British Columbia) or by way of an alternate structure as determined by Aurora and Hempco based upon tax, securities and corporate law and other relevant considerations.

Aurora has agreed to pay $1.04 per Hempco Share, payable in Aurora Shares at a deemed value of $12.01 per Aurora Share, being the volume-weighted average trading price of Aurora Shares on the Toronto Stock Exchange in the five trading days immediately prior to the date of the Letter Agreement (the "Transaction"). Hempco's outstanding options and warrants will be adjusted in accordance with their terms such that the number of Aurora Shares received upon exercise and the exercise price will reflect the Exchange Ratio.

As Aurora owns approximately 52% of the issued and outstanding Hempco Shares, it is expected that the Transaction would constitute a "business combination" for the purposes of Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transaction and that Hempco will obtain a formal valuation and a fairness opinion from an independent valuator.

The proposed Transaction will require shareholder approval from two-thirds of the votes cast by the holders of Hempco Shares at a shareholder meeting to be held to consider the proposed Transaction. In addition to shareholder approval, the proposed Transaction will be subject to applicable regulatory and court approvals and the satisfaction of other customary conditions.

Upon completion of the Transaction, Hempco will become a wholly owned subsidiary of Aurora and Hempco's shares will be de-listed from the TSX Venture Exchange and it is expected that Aurora will apply to cause Hempco to cease being a reporting issuer under applicable Canadian securities laws. It is currently expected that, subject to receipt of all regulatory, court, shareholder and other approvals, and the satisfaction or waiver of all conditions, the Transaction will be completed in the second quarter of 2019 or such other date as the parties may agree.

The parties expect to execute a Definitive Agreement on or before May 15, 2019.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 625,000 kg per annum and sales and operations in 24 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, and ICC Labs – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ) and High Tide Inc. (CSE:HITI).

Aurora's common shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

About Hempco

For more than 12 years Hempco has been a trusted and respected pioneer, innovator and provider of quality, hemp-based foods, hemp fiber and hemp nutraceuticals. Hempco produces and markets the brands PLANET HEMP™ and PRAISE, hemp-based foods and nutritional supplements for people and animals. Hempco is expanding its processing ability to meet global demands in a 56,000 sq. ft. facility located at Nisku, Alberta. Hempco's common shares trade on the TSX Venture Exchange under the symbol "HEMP".

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements in this news release include, but are not limited to statements with respect to accretive earnings, future financial position and results of operations, anticipated benefits and costs synergies associated with the Transaction, internal expectations, estimated margins, expectations for future growing capacity, costs and opportunities, liquidity of Aurora Shares, effect of the Transaction on the combined company and its future strategy, plans, objectives, goals, targets and future developments, expectations for receipt of licenses to process or distribute cannabis in legal markets, the completion of any capital projects or expansions, the anticipated timing for the closing of the Transaction, the anticipated consideration to be received by Hempco shareholders, the satisfaction of closing conditions including: (i) required Hempco shareholders approval; (ii) necessary court approval in connection with the Transaction; (iii) certain termination rights available to the parties under the Letter Agreement; (iv) Hempco obtaining the necessary approvals from the TSX-V; (v) Aurora obtaining necessary approvals from the TSX and NYSE for the listing of the Aurora Shares issuable under the Transaction; and (vi) other closing conditions, including, without limitation, the operation and performance of the Hempco business in the ordinary course until the closing of the Transaction. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Neither Aurora nor Hempco are under any obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX, NYSE , TSX-V or their applicable Regulation Services Providers (as that term is defined in the policies of the Toronto Stock Exchange, New York Stock Exchange and the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

[1]	Bright Field Group, Cannabidiol Report, September 2018
[2]	Grand View Research, Industrial Hemp Market Size, Share & Trends Analysis Report By Product (Seeds, Fiber, Shivs), By Application (Textiles, Personal Care, Animal Care, Construction Materials), By Region, And Segment Forecasts, 2018 – 2025, June 2018

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SOURCE Aurora Cannabis Inc.

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For further information: For Aurora For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com; For Hempco: John Ross, Chief Financial Officer, +1.647.291.4234, john@hempcocanada.com; Darlene Webb, Investor Relations Strategist, +1.647.992.3806, darlene@hempcocanada.com

CO: Aurora Cannabis Inc.

CNW 08:00e 16-APR-19